UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36183

EIGER BIOPHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Eiger BioPharmaceuticals, Inc.

2155 Park Blvd.

Palo Alto, California 94306

(650) 272-6138

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

On April 1, 2024, Eiger BioPharmaceuticals, Inc. (the “Company”) and its direct subsidiaries filed voluntary petitions for relief under chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Northern District of Texas (the “Bankruptcy Court”) under the caption In re Eiger BioPharmaceuticals, Inc., et al, Case No. 24-80040. On September 5, 2024, the Bankruptcy Court entered an order confirming the Fifth Amended Joint Plan of Liquidation of Eiger BioPharmaceuticals, Inc. and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”). The Plan became effective in accordance with its terms on September 30, 2024 (the “Effective Date”). On the Effective Date, pursuant to the Plan, all of the issued and outstanding shares of the Company’s stock were deemed cancelled and of no further force or effect.

Pursuant to the requirements of the Securities Exchange Act of 1934, Eiger Biopharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 1, 2024	By:	/s/ James Vollins
	Name:	James Vollins
	Title:	General Counsel, Chief Compliance Officer & Corporate Secretary